SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated March 5, 2007

Nokia Corporation

Nokia House
Keilalahdentie 4
02150 Espoo
Finland
(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒         Form 40-F  ☐

Enclosures:

1.    Nokia stock exchange release dated March 5, 2007: Nokia Board Corporate Governance and Nomination Committee presents proposals for Composition of and Remuneration to the Board of Directors

PRESS RELEASE

March 5, 2007

Nokia Board Corporate Governance and Nomination Committee presents proposals for Composition of and Remuneration to the Board of Directors

Espoo, Finland - Mr. Paul J. Collins, Vice Chairman of the Nokia Board, has reached the Nokia Board’s retirement age of 70 years, and therefore will not stand for re-election to the Board of Directors of Nokia Corporation. He has been a member of the Nokia Board since 1998, and Vice Chairman of the Board as well as Chairman of the Personnel Committee since 2000.

The Nokia Board Corporate Governance and Nomination Committee will propose to the Annual General Meeting on May 3, 2007 that the number of Board members be eleven. Nokia announced on January 25, 2007 that the Board of Directors will propose to the Annual General Meeting that the articles of association be amended to increase the maximum number of Board members allowed by the articles from ten to twelve.

The Committee will propose that the following persons be re-elected for a term until the close of the Annual General Meeting in 2008: Georg Ehrnrooth, Daniel R. Hesse, Dr. Bengt Holmström, Per Karlsson, Jorma Ollila, Dame Marjorie Scardino, Keijo Suila and Vesa Vainio.

Moreover, the Committee will propose that Lalita D. Gupte, Prof. Dr. Henning Kagermann, and Olli-Pekka Kallasvuo be elected as new members of the Nokia Board for the term from the Annual General Meeting in 2007 until the close of the Annual General Meeting in 2008. Ms. Gupte is former Joint Managing Director of ICICI Bank Limited, the second-largest bank in India, and currently non-executive Chairman of the ICICI Venture Funds Management Co Ltd. She is also member of the Board of Directors of Bharat Forge Ltd, Firstsource Solutions Ltd and Kirloskar Brothers Ltd. Dr. Kagermann is CEO and Chairman of the Executive Board of SAP AG, the world’s leading provider of business software, headquartered in Germany. He is also member of the Supervisory Board of Deutsche Bank AG and Münchener Rückversicherungs-Gesellschaft AG (Munich Re). Olli-Pekka Kallasvuo is President and CEO of Nokia Corporation, and he is also member of the Board of Directors of EMC Corporation.

In addition, the Nokia Board Corporate Governance and Nomination Committee will propose to the Annual General Meeting on May 3, 2007 that the annual fee payable to the Board members to be elected at the same meeting for the term until the close of the Annual General Meeting in 2008, be as follows: EUR 375 000 for the Chairman, EUR 150 000 for the Vice Chairman, and EUR 130 000 for each member. In addition, the Committee will propose that the Chairman of the Audit Committee and the Chairman of the Personnel Committee will each receive an additional annual fee of EUR 25 000, and each member of the Audit Committee an additional annual fee of EUR 10 000. The proposal includes an increase to the remuneration of the Vice Chairman of the Board, amounting to EUR 137 500 in 2006 and 2005, and each Board member, amounting to EUR 110 000 in 2006 and 2005, without any change to the remuneration of the Board Chairman or the annual additional fees of the Committee chairmen or Committee members. Further, the Committee will propose that approximately 40% of the remuneration be paid in Nokia Corporation shares purchased from the market.

When preparing the proposal for Board remuneration, it is the Nokia Board Corporate Governance and Nomination Committee’s policy to review and compare the level of board remuneration paid in other global companies with net sales and business complexity comparable to that of Nokia. The Committee’s aim is that the Company had an efficient Board consisting of world-class professionals representing an appropriate and diverse mix of skills and experience. A competitive Board remuneration contributes to the achievement of this target. Further, it is the company’s policy that a significant portion of director compensation be in the form of company stock.

The proposals above will be included in the notice to the Annual General Meeting which will be published later.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2007	Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel